SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Apparel, LLC

(formerly American Apparel, Inc.)

(Name of Issuer)

Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A	Page 2 of 18 Pages

1.	Names of reporting persons. Monarch Alternative Capital LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,037,632
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,037,632
11.	Aggregate amount beneficially owned by each reporting person 4,037,632
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. N/A	Page 3 of 18 Pages

1.	Names of reporting persons. MDRA GP LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,037,632
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,037,632
11.	Aggregate amount beneficially owned by each reporting person 4,037,632
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.0%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. N/A	Page 4 of 18 Pages

1.	Names of reporting persons. Monarch GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,037,632
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,037,632
11.	Aggregate amount beneficially owned by each reporting person 4,037,632
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. N/A	Page 5 of 18 Pages

1.	Names of reporting persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,139,811
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,139,811
11.	Aggregate amount beneficially owned by each reporting person 2,139,811
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.3%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. N/A	Page 6 of 18 Pages

1.	Names of reporting persons. Monarch GP Investor LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,581,581
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,581,581
11.	Aggregate amount beneficially owned by each reporting person 1,581,581
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 16.5%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. N/A	Page 7 of 18 Pages

1.	Names of reporting persons. Monarch Alternative Capital GP III LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 659,688
	9.	Sole dispositive power 0
	10.	Shared dispositive power 659,688
11.	Aggregate amount beneficially owned by each reporting person 659,688
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. N/A	Page 8 of 18 Pages

1.	Names of reporting persons. Monarch Capital Master Partners III LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 659,688
	9.	Sole dispositive power 0
	10.	Shared dispositive power 659,688
11.	Aggregate amount beneficially owned by each reporting person 659,688
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. N/A	Page 9 of 18 Pages

1.	Names of reporting persons. MCP Holdings GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 890,502
	9.	Sole dispositive power 0
	10.	Shared dispositive power 890,502
11.	Aggregate amount beneficially owned by each reporting person 890,502
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.3%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. N/A	Page 10 of 18 Pages

1.	Names of reporting persons. MCP Holdings Master LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 890,502
	9.	Sole dispositive power 0
	10.	Shared dispositive power 890,502
11.	Aggregate amount beneficially owned by each reporting person 890,502
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.3%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. N/A	Page 11 of 18 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the units of membership interest (the “Units”) of American Apparel, LLC (the “Issuer”), a limited liability company organized under the laws of Delaware. The principal executive office of the Issuer is located at 747 Warehouse Street, Los Angeles, CA 90021.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is filed by:

•	Monarch Alternative Capital LP (“MAC”), a Delaware limited partnership, as investment advisor to a variety of funds, (such funds (including but not limited to Monarch Alternative Solutions Master Fund Ltd (“Monarch Alternative Solutions”), Monarch Capital Master Partners II LP (“MCMP II”), Monarch Capital Master Partners III LP (“MCMP III”), MCP Holdings Master LP (“MCP HM”), Monarch Debt Recovery Master Fund Ltd (“MDRF”) and P Monarch Recovery LTD (“P Monarch”)), collectively the “Monarch Funds”) with respect to the Units beneficially owned by it by virtue of the authority granted to it by the Monarch Funds to vote and dispose of the securities held by such Monarch Funds;

•	MDRA GP LP (“MDRA GP”), a Delaware limited partnership, as the general partner of MAC, with respect to the Units beneficially owned by MAC;

•	Monarch GP LLC (“GP LLC”), a Delaware limited liability company, as the general partner of MDRA GP, with respect to the Units beneficially owned by MDRA GP;

•	MDRF, a Cayman Islands exempted company, with respect to the Units beneficially owned by it;

•	Monarch GP Investor LLC (“Investor LLC”), a Delaware limited liability company, as managing member of a number of entities (including but not limited to Monarch Alternative Capital GP LLC[1], Monarch Alternative Capital GP III LLC (“MAC III”) and MCP Holdings GP LLC (“MCP Holdings”)), collectively the “Investor GP Entities”), with respect to the Units beneficially owned by the Investor GP entities;

•	MAC III, a Delaware limited liability company, as the general partner of MCMP III, with respect to the Units beneficially owned by MCMP III;

•	MCMP III, a Cayman Islands limited partnership, with respect to the Units beneficially owned by it; and

•	MCP Holdings, a Delaware limited liability company, as the general partner of MCP HM, with respect to the Units beneficially owned by MCP HM;

•	MCP HM, a Cayman Islands limited partnership, with respect to the Units beneficially owned by it.

MAC, MDRA GP, GP LLC, MDRF, Investor LLC, MAC III, MCMP III, MCP Holdings and MCP HM are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

[1]	Monarch Alternative Capital GP LLC is the general partner of MCMP II and may be deemed to indirectly beneficially own the Units beneficially owned by MCMP II.

SCHEDULE 13D

CUSIP No. N/A	Page 12 of 18 Pages

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of each of GP LLC, MDRF and Investor LLC is set forth on Schedule I attached hereto (the “Scheduled Persons” and each a “Scheduled Person”).

(b)	The address of the principal business and principal office of MAC, MDRA GP, GP LLC, Investor LLC, MAC III and MCP Holdings is 535 Madison Avenue, New York, New York, 10022. The address of the principal business and principal office of MDRF, MCMP III and MCP HM is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)	The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds. The principal business of MDRA GP is to serve as general partner of MAC. The principal business of GP LLC is to serve as general partner of MDRA GP. The principal business of Investor LLC is to serve as managing member of MAC III and MCP Holdings (among other entities). The principal business of MAC III is to serve as the general partner of MCMP III. The principal business of MCP Holdings is to serve as the general partner of MCP HM. The principal business of MDRF, MCMP III and MCP HM is to invest and trade in securities and make other investments. Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)	During the past five years, none of the Reporting Persons has (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons (nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Units reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

Item 4.	Purpose of Transaction.

As described in the Quarterly Report on Form 10-Q filed by the Issuer on February 1, 2016, on October 5, 2015, American Apparel, Inc. (“AA Inc.”) and its affiliated co-debtors (together with AA Inc., the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code thereby commencing Case No. 15-12055 (BLS) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On January 27, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”), confirming the Debtors’ Joint Plan of Reorganization (the “Plan”) pursuant to which, (i) AA Inc. was converted into a Delaware limited liability company, American Apparel, LLC and (ii) the Issuer issued Units representing limited liability company interests in the Issuer to certain holders of claims against the Debtors. A copy of the Plan is attached Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on January 15, 2016. The Reporting Persons were holders of Prepetition Note Secured Claims (as defined in the Plan), and as such, upon consummation of the Plan on February 5, 2015 (the “Effective Date”), the Reporting Persons received 42.0%2 of the Units issued as of the Effective Date under the Plan (including the Units issued in connection with the $10 million equity contribution that was made pursuant to the Equity Commitment Agreement) and the right to appoint two members to the board of directors of the Issuer (the “Board”) as further described in the Plan. The Reporting Persons have initially appointed Andrew Herenstein to the Board pursuant to such board appointment right and have not appointed the second director at this time.

[2]	This percentage does not include any of the Units that are issuable following the Effective Date in connection with any Additional Equity Election (as defined in the Plan) that is made pursuant to the terms of the Plan and the Equity Commitment Agreement by and among AA Inc. and the Commitment Parties thereto dated as of October 4, 2015 (the “Equity Commitment Agreement”).

SCHEDULE 13D

CUSIP No. N/A	Page 13 of 18 Pages

Approximately $3.49 million of the Reporting Persons’ Prepetition Note Secured Claims constitute Minority Equityholder Notes Claims (as defined in the Equity Commitment Agreement), and the Reporting Persons may elect to purchase additional Units by making an Additional Equity Election, with respect to their Minority Equityholder Notes Claims, within 30 days of the Effective Date. The Reporting Persons intend to make such an election and estimate, based on their preliminary calculations, that they will have the right to purchase approximately 11,686 additional Units in connection with such Additional Equity Election at a purchase price of $116,860, or $10.00 per unit.

Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units, other securities or derivative instruments related thereto or selling some or all of their Units, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Units, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Units of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	– (b) Unless otherwise indicated, the percentages used in this Schedule 13D are calculated based upon 9,608,881 outstanding Units, which consist of (i) the 9,597,195 Units outstanding as set forth in the Limited Liability Company Operating Agreement of the Issuer dated February 5, 2016 and (ii) 11,686 Units to be issued in connection with the Reporting Persons’ anticipated Additional Equity Election.

Each of MAC, MDRA GP and GP LLC may be deemed to indirectly beneficially own 4,037,632 Units by reason of the provisions of Rule 13d-3 of the Exchange Act. However, none of the foregoing should be construed in and of itself as an admission by MAC, MDRA GP or GP LLC or by any Reporting Person as to beneficial ownership of Units owned by another Reporting Person. In addition, each of MAC, MDRA GP and GP LLC expressly disclaims beneficial ownership of the Units owned by the Monarch Funds. Such Units represent 42.0% of the 9,608,881 Units outstanding. MDRF directly beneficially owns 2,136,192 Units, which represent 22.3% of the 9,608,881 units outstanding.

Investor LLC may be deemed to indirectly beneficially own 1,581,581 Units by reason of the provisions of Rule 13d-3 of the Exchange Act. However, none of the foregoing should be construed in and of itself as an admission by Investor LLC or by any Reporting Person as to beneficial ownership of Units owned by another Reporting Person. In addition, Investor LLC expressly disclaims beneficial ownership of the Units owned by MCMP II, MCMP III and MCP HM. Such Units represent 16.5% of the 9,608,881 Units outstanding. MCMP III directly beneficially owns 659,668 Units, which represent 6.9% of the 9,608,881 Units outstanding. MCP HM directly beneficially owns 890,502 Units, which represent 9.3% of the 9,608,881 units outstanding. None of the other individual Monarch Funds owns a number of Units representing more than 5% of the outstanding Units.

MAC, MDRA GP and GP LLC share voting and dispositive power over the 4,037,632 Units held directly by the Monarch Funds with each applicable Monarch Fund directly holding such Units, including the 2,139,811 Units, 890,502 Units and 659,688 Units held by MDRF, MCP HM and MCMP III, respectively. Investor LLC has voting and dispositive power over the 1,581,581 Units held directly by MCMP II, MCMP III and MCP HM, including the 890,502 Units and 659,688 Units held by MCP HM and MCMP III, respectively.

SCHEDULE 13D

CUSIP No. N/A	Page 14 of 18 Pages

(c)	Other than as reported in Item 4, the Reporting Persons have not effected any transactions in the Units during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, the Equity Commitment Agreement (described in Item 4 above) and other than the terms of the Units set forth in the organizational documents of the Issuer and which are applicable to all holders of Units, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated February 16, 2016

2*	Equity Commitment Agreement by and among American Apparel, Inc. and the Commitment Parties thereto dated as of October 4, 2015.

*	Previously filed on October 8, 2015 by American Apparel, Inc. on Form 8-K as Exhibit 10.3 thereto.

SCHEDULE 13D

CUSIP No. N/A	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

DATED: February 16, 2016

MONARCH ALTERNATIVE CAPITAL LP

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Chief Executive Officer

MDRA GP LP
By: Monarch GP LLP, its general partner

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

MONARCH GP LLC

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Member

MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Chief Executive Officer

MONARCH GP INVESTOR LLC

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Executive Committee Member

SCHEDULE 13D

CUSIP No. N/A	Page 16 of 18 Pages

MONARCH ALTERNATIVE CAPITAL GP III LLC
By: Monarch GP Investor LLC, its managing member

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Executive Committee Member

MONARCH CAPITAL MASTER PARTNERS III LP
By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Chief Executive Officer

MCP HOLDINGS GP LLC
By: Monarch GP Investor LLC, its managing member

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Executive Committee Member

MCP HOLDINGS MASTER LP
By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
	Name:	Michael Weinstock
	Title:	Chief Executive Officer

SCHEDULE 13D

CUSIP No. N/A	Page 17 of 18 Pages

Schedule I

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following tables set forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Units or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein Member	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Christopher Santana Member	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Michael Weinstock Member	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

SCHEDULE 13D

CUSIP No. N/A	Page 18 of 18 Pages

Monarch Debt Recovery Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie Director	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada

Allison B. Nolan Director	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands

Michael Weinstock Director	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch GP Investor LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein Member	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Christopher Santana Member	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States

Michael Weinstock Member	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States